December 17, 2008

Dr. B. Alva Schoomer
Chief Executive Officer
Innocap, Inc.
3113 Madison Drive
Atlanta, GA 30346

      Re: **Innocap, Inc.**
              Amendment 2 to Registration Statement on Form S-1
              Filed November 20, 2008
              File No. 333-153035

Dear Dr. Schoomer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have filed a Form 15 to cease your reporting obligations under the Securities Exchange Act of 1934. Please tell us why you have filed the Form 15 at this time. Note that upon the registration statement being declared effective, you will be subject to the reporting requirements of the Securities Exchange Act of 1934.

Plan of Distribution, page 29

2.   We have reviewed your response to our prior comment 9; however, we note on
        page 30 that there are still references to your president acting as a selling
        stockholder. Please revise to remove all such references.

Item 16. Exhibits, page II-2

3.   The exhibit index currently indicates that Exhibit 5.1 is incorporated by reference
        to your Form 10-SB filed on March 1, 2004. Please correct the incorporation by
        reference.

                                        * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at
(202) 551-3233 with any questions you may have on these comments.

                                                Sincerely,

                                                Tom Kluck
                                                Legal Branch Chief

cc: Gary B. Wolff, Esq.
        Via facsimile (212) 644-6498